VIA EDGAR

March 26, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Edwards and Suzanne Hayes

Re:	Achilles Therapeutics plc

Acceleration Request for Registration Statement on Form F-1

File No. 333-253735

Acceleration Request

Requested Date:        March 30, 2021

Requested Time:       4:00 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC, BofA Securities, Inc. and Piper Sandler & Co., as representatives of the several underwriters, hereby join Achilles Therapeutics plc in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-253735) (the “Registration Statement”) to become effective on March 30, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Executive Director

BOFA SECURITIES, INC.

By:	/s/ Michelle A.H. Allong
Name:	Michelle A.H. Allong
Title:	Authorized Signatory

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name:	Neil Riley
Title:	Managing Director

[Signature Page to Acceleration Request]